SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Management Systems, Incorporated

(Name of Subject Company (Issuer))

CGI Virginia Corporation

CGI Group Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

027352103

(CUSIP Number of Class of Securities)

André Bourque, Esquire CGI Group Inc. 1130 Sherbrooke Street West, 5th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	Joseph I. Saliba CGI Information Systems & Management Consultants, Inc. 600 Federal Street Andover, Massachusetts 01810 (973) 946-3182
(Name, Address and Telephone Number of
the Filing Persons’ Principal Executive Offices
and Agent for Service of Process)

Copies to:

Jean-René Gauthier, Esquire	Robert J. Grammig, Esquire
McCarthy Tétrault LLP	Holland & Knight LLP
Windsor Tower, 5th Floor	100 North Tampa Street, Suite 4100
1170 Peel Street	Tampa, Florida 33602
Montréal, Québec	(813) 227-8500
Canada H3B 4S8
(514) 397-4100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$848,923,429	$107,559

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of: (i) 42,717,378 outstanding shares of common stock of American Management Systems, Incorporated (“AMS”) as of March 12, 2004; (ii) 3,777,577 shares of common stock subject to outstanding in-the-money-options and warrants as of March 12, 2004 with a weighted average exercise price of $14.41048; and (iii) up to 70,000 shares of common stock that may be issued pursuant to AMS’s employee stock purchase plan prior to the expiration date of the offer. This calculation is based upon information provided by AMS.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004, equals 0.01267% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $107,559	Filing Party:	CGI Group Inc.
CGI Virginia Corporation
Form or Registration No.: Schedule TO	Date Filed:	March 18, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 18, 2004, as amended by Amendment No. 1 filed on April 7, 2004 and Amendment No. 2 filed on April 16, 2004 (as amended, the “Schedule TO”). This Schedule TO relates to the offer by CGI Virginia Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec (“CGI Group”), to purchase all of the outstanding shares of common stock, par value $0.01, of American Management Systems, Incorporated, a Delaware corporation (“AMS”), at a purchase price of $19.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 2004, as amended by Amendment No. 1 filed on April 7, 2004 and Amendment No. 2 filed on April 16, 2004 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 is being filed on behalf of the Purchaser and CGI Group. Capitalized terms used and not defined in this Amendment No. 3 have the meanings specified in the Offer to Purchase and the Schedule TO.

      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.

1.	Item 1. “Summary Term Sheet,” Item 4. “Terms of the Transaction,” Item 8. “Interest in Securities of the Subject Company” and Item 11. “Additional Information” of the Schedule TO are amended and supplemented by adding the following:

      “The Offer expired at 12:00 Midnight, New York City time, on Thursday, April 29, 2004, and was not extended. Based on information provided by the Depositary to CGI Group and Purchaser, as of the expiration of the Offer, approximately 40.5 million Shares were validly tendered and not withdrawn prior to the expiration of the Offer, including 1.7 million Shares tendered subject to guaranteed delivery procedures. These Shares represent approximately 94.8% of the Shares. Purchaser intends to promptly accept and pay for all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

      Pursuant to the terms of the Merger Agreement, Purchaser intends to cause the Merger of Purchaser with and into AMS following the expiration of the Offer. At the effective time of the Merger, each outstanding Share (other than Shares owned by AMS, CGI Group or Purchaser, or any wholly owned subsidiary of AMS, CGI Group or Purchaser immediately prior to the Effective Time, and other than Shares held by AMS stockholders, if any, who properly exercise their dissenters’ rights under Delaware law) will be converted into the right to receive $19.40 net in cash and without interest. These stockholders will receive information in the mail on how to receive payment for their Shares.”

2.     Item 12. “Exhibits” of the Schedule TO is amended and supplemented by adding the following:

“(a)(1)(N)	Press Release Issued by CGI Group on April 30, 2004.”

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI VIRGINIA CORPORATION,
a Delaware corporation

By:	/s/ SERGE GODIN

Serge Godin
Chairman of the Board and Chief Executive Officer

CGI GROUP INC.,
a company organized under the laws of the
Province of Québec

By:	/s/ SERGE GODIN

Serge Godin
Chairman of the Board and Chief Executive Officer

Date: April 30, 2004

2

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 18, 2004 (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(F)	Form of Letter to Participants in the American Management Services, Incorporated Stockbuilder Plan (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(G)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(H)	Press Release issued by CGI Group on March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 10, 2004).
(a)(1)(I)	Summary Advertisement published in The Wall Street Journal on March 18, 2004 (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(J)	Letter to Stockholders, dated March 18, 2004, from the Chairman and Chief Executive Officer of AMS (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(a)(1)(K)	CGI Group Slide Presentation Regarding Acquisition of AMS dated March 10, 2004 (incorporated herein by reference to the pre-commencement Schedule TO-C filed by CGI Group and the Purchaser on March 15, 2004).
(a)(1)(L)	Form of Letter to Canadian Participants in the American Management Services, Incorporated Stockbuilder Plan (incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by CGI Group and the Purchaser on April 7, 2004).
(a)(1)(M)	Press Release issued by CGI Group on April 16, 2004 (incorporated herein by reference to Amendment No. 2 to the Schedule TO filed by CGI Group and the Purchaser on April 16, 2004).
(a)(1)(N)	Press Release issued by CGI Group on April 30, 2004.
(b)(1)	Credit Agreement dated as of November 12, 2002, by and among, CGI Group, the Lenders party thereto from time to time, and Canadian Imperial Bank of Commerce, as Administrative Agent (incorporated herein by reference to the Schedule 13D filed by CGI Group on December 24, 2002).
(b)(2)	Form of First Amending Agreement to the Credit Agreement dated June 13, 2003 (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(b)(3)	Second Amending Agreement to the Credit Agreement dated December 19, 2003 (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(b)(4)	Form of Promissory Note (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(b)(5)	Form of Subscription Receipts Agreement between CGI Group, NBF, Credit Suisse First Boston Canada Inc. and Computershare Trust Company of Canada (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).

(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2004, among CGI Group, the Purchaser and AMS (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(2)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Alfred T. Mockett (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(3)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Daniel J. Altobello (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(4)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David R Fontaine (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(5)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and David Sharman (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(6)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Dorothy Leonard (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(7)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frank Keating (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(8)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Frederick V. Malek (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(9)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James C. Reagan (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(10)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and James J. Forese (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(11)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Joseph M. Velli (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(12)	Stockholder Tender and Voting Agreement, dated as of March 10, 2004, by and among CGI Group, the Purchaser and Robert M. Howe (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(13)	Asset Purchase Agreement, dated as of March 10, 2004, among CGI Group, the Purchaser, AMS and CACI (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(14)	Form of Non-Disclosure Agreement, dated October 3, 2003, by and between AMS and CGI Group (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(d)(15)	Form of Non-Disclosure Agreement, dated January 7, 2004, by and between AMS and CACI (incorporated herein by reference to the Schedule TO filed by CGI Group and the Purchaser on March 18, 2004).
(g)	Not applicable.
(h)	Not applicable.